SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

Milastar Corporation

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

599100 10 4

(CUSIP Number)

Dennis J. Stevermer

President

Easton Southpaw Incorporated

7317 West Lake Street

Minneapolis, MN 55426

(952) 929-7815

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2006

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box :

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 599100 10 4	13D

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Easton Southpaw Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) BK, WC, SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,713,013
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,713,013
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,713,013
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.9%
14	TYPE OF REPORTING PERSON (See Instructions) CO
CUSIP No. 599100 10 4	13D

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dennis J. Stevermer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,850,013*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,850,013*
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,850,013*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

* Represents 130,000 shares purchasable pursuant to the exercise of options.

Item 1. Security and Issuer.

The title of the class of equity securities to which this statement relates is Class A Common Stock. The issuer is Milastar Corporation, a Delaware corporation ("Milastar"), which has its principal executive offices at 7317 West Lake Street, Minneapolis, MN 55426.

Item 2. Identity and Background.

(a), (b) and (c) This Schedule 13D is being filed by Easton Southpaw Incorporated, a Delaware corporation ("Easton"), and Dennis J. Stevermer ("Stevermer") (collectively, the "Reporting Persons"). Stevermer is the sole director, sole shareholder and holder of all of the executive officer roles at Easton. Easton is principally engaged as an investment holding company. Stevermer is also the Chairperson of the Board, Chief Executive Officer, President, Secretary, Chief Financial Officer and Treasurer of Milastar, and Chief Financial Officer of Flame Metals Processing Corporation ("Flame"), a wholly owned subsidiary of Milastar. Flame provides special metallurgical services to manufacturers primarily located in the greater Midwest industrial market. Easton and Flame are located at 7317 West Lake Street, Minneapolis, MN 55426.

(d) During the last five years, Stevermer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Stevermer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Stevermer is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On June 23, 2005, Stevermer entered into a stock purchase agreement by and among J. Russell Duncan, Mimi G. Duncan and Stevermer, as amended by the First Amendment to the stock purchase agreement dated October 31, 2005, to purchase 1,706,347 shares of Class A Common Stock of Milastar.

On January 27, 2006, Stevermer (through Easton) acquired 1,706,347 shares of Class A Common Stock of Milastar from the J. Russell Duncan Trust created by the J. Russell Duncan Trust Agreement dated June 29, 1998 (the "JRD Trust") and the Mimi G. Duncan Trust created by the Mimi G. Duncan Trust Agreement dated July 22, 1998 (the "MGD Trust") pursuant to the stock purchase agreement dated June 23, 2005, plus an additional 6,666 shares of Class A Common Stock of Milastar from Lance H. Duncan, for an aggregate total of 1,713,013 shares (the "Shares"). As a result of these purchases, Stevermer acquired control of Milastar.

The total purchase price of the Shares was $4,314,000. Stevermer, using personal funds, paid $25,000 cash to each of the MGD Trust and the JRD Trust. Stevermer contributed another $264,000 to Easton, which, on January 27, 2006, Easton then paid to the MGD Trust and the JRD Trust. Additionally, on January 27, 2006, Easton borrowed $4,000,000 from Excel Bank Minnesota, as evidenced by the Credit Agreement dated January 27, 2006, by and between Easton and Excel Bank Minnesota. Easton then paid this $4,000,000 to the MGD Trust and the JRD Trust in consideration of the Shares. For further information regarding the credit agreement, see Items 6 and 7.

On January 27, 2006, Milastar paid $167,000 to Lance H. Duncan in consideration for Mr. Duncan surrendering options to purchase 107,500 shares of Milastar Class A Common Stock and $40,000 to Robert G. Duncan in consideration for Mr. Duncan surrendering an option to purchase 25,000 shares of Milastar Class A Common Stock.

Lance H. Duncan and Robert G. Duncan are sons of J. Russell Duncan and Mimi G. Duncan.

Between July 1997 and April 2000, Milastar granted stock options under the Milastar Corporation Stock Option Plan to Stevermer to purchase an aggregate of 130,000 shares of the shares reported herein as beneficially owned by Stevermer in consideration of Stevermer's service as an employee, consisting of the following:

Option to purchase 100,000 shares at $0.4375 per share granted on April 28, 2000, which expires on April 28, 2010. Such option, which vested in increasing increments over a five-year period, is now fully vested.

Option to purchase 30,000 shares at $0.5625 per share granted on July 1, 1997, which expires on July 1, 2007. Such option vested in full at the date of grant.

In August 1995, Stevermer purchased 7,000 shares of the shares reported herein as beneficially owned by Stevermer at a purchase price of $0.70 per share on the open market.

Item 4. Purpose of Transaction.

The Reporting Persons acquired beneficial ownership of the securities described herein for investment purposes.

(a) The Reporting Persons may acquire more shares of Class A Common Stock or dispose of shares of Class A Common Stock as business and market conditions dictate.

(b) The Reporting Persons are reviewing the possibility of the deregistration of the Class A Common Stock. The Reporting Persons may also seek to perform an extraordinary corporate transaction. With the foregoing exception, the Reporting Persons do not have any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving Milastar or any of its subsidiaries.

(c) The Reporting Persons do not have any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of Milastar or of any of its subsidiaries.

(d) On January 27, 2006, upon closing of the purchase by Easton of the shares reported herein as beneficially owned by Easton, Mimi G. Duncan resigned as Chairperson of the Board, Chief Executive Officer and as a director of Milastar, Lance H. Duncan resigned as Secretary and as a director of Milastar, Robert G. Duncan resigned as a director of Milastar and L. Michael McGurk resigned as President and Chief Operation Officer of Milastar; however, Mr. McGurk remains a director of Milastar. Also on January 27, 2006, Stevermer was elected to Milastar's board of directors. In addition to continuing to serve as Milastar's Chief Financial Officer and Treasurer, Stevermer was elected to the offices of Chairperson of the Board, Chief Executive Officer, President and Secretary. With the foregoing exceptions, the Reporting Persons do not have any plans or proposals that relate to or would result in any change in the present board of directors or management of Milastar, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e) The Reporting Persons are reviewing the possibility of the deregistration of the Class A Common Stock. The Reporting Persons may also seek to materially change the capitalization of Milastar. With the foregoing exceptions, the Reporting Persons do not have any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of Milastar.

(f) The Reporting Persons do not have any plans or proposals that relate to or would result in any other material change in Milastar's business or corporate structure.

(g) The Reporting Persons are reviewing the possibility of the deregistration of the Class A Common Stock. The Reporting Persons may also seek to amend Milastar's charter. With the foregoing exceptions, the Reporting Persons do not have any plans or proposals that relate to or would result in changes in Milastar's charter or bylaws or other actions which may impede the acquisition of control of Milastar by any person.

(h) The Reporting Persons are reviewing the possibility of the deregistration of the Class A Common Stock. Quotation of the Class A Common Stock in an inter-dealer quotation system may also cease. With the foregoing exceptions, the Reporting Persons do not have any plans or proposals that relate to or would result in causing a class of securities of Milastar to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) The Reporting Persons are reviewing the possibility of causing a class of equity securities of Milastar to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act, but have not formulated definitive plans or proposals in this regard.

(j) The Reporting Persons do not have any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) The responses of Easton and Stevermer to Items (11) and (13) on the respective cover pages of this Schedule 13D are incorporated herein by reference.

(b) The responses of Easton and Stevermer to Items (7) through (10) on the respective cover pages of this Schedule 13D are incorporated herein by reference.

(c) See Item 3.

(d) See Item 6.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On January 27, 2006, Easton entered into a credit agreement with Excel Bank Minnesota (referenced in Item 3) pursuant to which the lender provided a term loan of $4,000,000. Pursuant to the credit agreement, the lender required, among other things, guaranties by Stevermer and his spouse. Additionally, Easton entered into a pledge agreement pledging the Shares to Excel Bank Minnesota in an event of default under the credit agreement. In the event of a default, the lender would have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

In addition, on January 27, 2006, Flame entered into a credit agreement with Excel Bank Minnesota pursuant to which the lender provided a term loan of $1,800,000 and revolving line of credit of up to $2,000,000 on terms customary in commercial loan transactions. Pursuant to the credit agreement, the lender required, among other things, guaranties by Stevermer, his spouse, Easton and Milastar. Additionally, Easton entered into a pledge agreement pledging the Shares to Excel Bank Minnesota in an event of default under the credit agreement. In the event of a default, the lender would have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 7. Material to be Filed as Exhibits.

See "Exhibit Index."

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2006 Easton Southpaw Incorporated

By: /s/ Dennis J. Stevermer

Dennis J. Stevermer, President

Dated: February 6, 2006 /s/ Dennis J. Stevermer

Dennis J. Stevermer

EXHIBIT INDEX

Exhibit A Agreement to File Joint Statement on Schedule 13D, dated January 27, 2006.

Exhibit B Stock Purchase Agreement, dated June 23, 2005, by and among Dennis J. Stevermer, J. Russell Duncan, individually and as trustee of the trust created by the J. Russell Duncan Trust Agreement dated June 29, 1998 and successor trustee of the trust created by the Mimi G. Duncan Trust Agreement dated July 22, 1998, Mimi G. Duncan, individually, as trustee of the Mimi G. Duncan Trust and successor trustee of the J. Russell Duncan Trust.

Exhibit C First Amendment, dated October 31, 2005, amending the Stock Purchase Agreement dated June 23, 2005 by and among Dennis J. Stevermer, J. Russell Duncan, individually and as trustee of the trust created by the J. Russell Duncan Trust Agreement dated June 29, 1998, Mimi G. Duncan, individually, as trustee of the Mimi G. Duncan Trust and successor trustee of the J. Russell Duncan Trust.

Exhibit D Assignment by and between Dennis J. Stevermer and Easton Southpaw Incorporated, dated January 7, 2006.

Exhibit E Credit Agreement, dated January 27, 2006, by and between Easton Southpaw Incorporated, a corporation organized under the laws of the State of Delaware and Excel Bank Minnesota.

Exhibit F Pledge Agreement, dated as of January 27, 2006 by Easton Southpaw Incorporated to Excel Bank Minnesota.

Exhibit G Guaranty, dated as of January 27, 2006, made and given by Dennis Stevermer and Janet Stevermer in favor of Excel Bank Minnesota.